Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

FIRST QUARTERLY REPORT OF 2018

Summary

The 2018 first quarterly financial report of China Southern Airlines Company Limited (the “Company”, together with its subsidiaries, the “Group”) was prepared in accordance with the PRC Accounting Standards and was unaudited.

This announcement is published pursuant to Rules 13.09 and 13.10B of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1	Important Notice

1.1	The board of directors (the “Board”) and the supervisory committee of the Company and its directors (the “Directors”), supervisors and senior management warrant the truthfulness, accuracy and completeness of the content contained in this quarterly report, and the report does not contain inaccurate or misleading statements or material omission, and jointly and severally accept full legal responsibility.

1.2	All Directors attended the meeting of the Board and considered the 2018 first quarterly report of the Company.

1.3	The responsible person of the Company, Mr. Wang Chang Shun (Chairman), the responsible person of the finance work of the Company, Mr. Tan Wan Geng (Vice Chairman and President of the Company), and the responsible person of the accounting department, Mr. Xiao Li Xin (Executive Vice President, Chief Accountant and Chief Financial Officer of the Company) warrant the truthfulness, accuracy and completeness of the financial statements contained in this quarterly report.

1.4	The 2018 first quarterly report of the Company is unaudited.

2	Major accounting data and changes of shareholders of the Company

2.1     Major accounting data

Unit: Million    Currency: RMB

	31 March 2018	31 December 2017		Increase/ (decrease) (%)
Total assets	220,025	218,329		0.78
Net assets attributable to the shareholders of the Listed Company	52,871	49,594		6.61

	Three months ended 31 March 2018	Three months ended 31 March 2017		Increase/ (decrease) (%)
		After Adjustment	Before Adjustment
Net cash flows from operating activities	4,516	2,819	2,857	60.20

	Three months ended 31 March 2018	Three months ended 31 March 2017		Increase/ (decrease) (%)
		After Adjustment	Before Adjustment
Operating revenue	34,101	30,973	30,969	10.10
Net profit attributable to the shareholders of the Listed Company	2,544	1,550	1,550	64.13
Net profit attributable to the shareholders of the Listed Company after deducting non-recurring gains and losses	2,383	1,411	1,411	68.89
Weighted average return on net assets (%)	4.97	3.53	3.53	Increased by 1.44 percentage points
Basic earnings per share (RMB/share)	0.25	0.16	0.16	56.25
Diluted earnings per share (RMB /share)	0.25	0.16	0.16	56.25

Non-recurring gains and losses

☒  Applicable     ☐  Not applicable

Unit: Million    Currency: RMB

Items	Amount for the reporting period
Gains and losses on disposal of non-current assets	220
Government grants recorded in the income statement for the current period (exclusive of government grants which are closely related to the business of the Company and entitled pursuant to unified standard quota or amount under the government policy)	2
Other non-operating income and expenses besides items above	107
Effect on non-controlling interests after taxation	-85
Effect of income tax	-83
Total	161

2.2	Total number of shareholders, particulars of the top ten shareholders and the top ten shareholders holding the Company’s tradable shares not subject to selling restrictions as at the end of the reporting period

Unit: Share

Total number of shareholders (shareholders)				205,427

Particulars of the top ten shareholders
Name of the shareholder (in full)	Number of shares held as at the end of the reporting period	Sharehol ding (%)	Number of shares subject to trading restrictions	Pledged or frozen shares		Capacity
				Status	Number of shares
China Southern Air Holding Limited Company (“CSAH”)	4,039,228,665	40.04	0	No	—	State-owned legal entity
HKSCC Nominees Limited	1,750,828,988	17.36	0	Not known	—	Overseas legal entity
Nan Lung Holding Limited (“Nan Lung”)	1,033,650,000	10.25	0	No	—	State-owned legal entity
American Airlines, Inc.	270,606,272	2.68	0	Not known	—	Overseas legal entity
China Securities Finance Corporation Limited	176,189,624	1.75	0	Not known	—	State-owned legal entity
National Security Fund 118	128,472,171	1.27	0	Not known	—	State-owned legal entity
Central Huijin Investment Ltd.	64,510,900	0.64	0	Not known	—	State-owned legal entity
Zhong Hang Xin Gang Guarantee Co., Ltd.	54,955,000	0.54	0	Not known	—	State-owned legal entity
Monetary Authority of Macao - Proprietary Fund	40,391,217	0.40	0	Not known	—	Other
China Life Insurance Company Limited – Distribution of Profits - Individual - 005L - FH002 Shanghai	1,750,828,988	17.36	0	Not known	—	State-owned legal entity

Particulars of the top ten shareholders holding the Company’s tradable shares not subject to trading restrictions

	Number of tradable shares not subject to selling restrictions	Type and number of shares
Name of the shareholder (in full)		Type of shares	Number of shares
CSAH	4,039,228,665	RMB-denominated Ordinary shares	4,039,228,665
HKSCC Nominees Limited	1,750,828,988	Overseas listed foreign shares	1,750,828,988
Nan Lung	1,033,650,000	Overseas listed foreign shares	1,033,650,000

American Airlines, Inc.	270,606,272	RMB-denominated Ordinary shares	270,606,272
China Securities Finance Corporation Limited	176,189,624	RMB-denominated Ordinary shares	176,189,624
National Security Fund 118	128,472,171	RMB-denominated Ordinary shares	128,472,171
Central Huijin Investment Ltd.	64,510,900	RMB-denominated Ordinary shares	64,510,900
Zhong Hang Xin Gang Guarantee Co., Ltd.	54,955,000	RMB-denominated Ordinary shares	54,955,000
Monetary Authority of Macao - Proprietary Fund	50,462,717	RMB-denominated Ordinary shares	50,462,717
China Life Insurance Company Limited – Distribution of Profits - Individual - 005L - FH002 Shanghai	40,391,217	RMB-denominated Ordinary shares	40,391,217
Explanation of the connected relationship or acting in concert relationship of the above shareholders	CSAH held aggregate 1,070,362,000 H shares of the
Company through its wholly-owned subsidiaries in
Hong Kong, namely Nan Lung and Yazhou Travel
Investment Company Limited. The Company is not
aware of any other connected relationship between
	other shareholders.
Explanation of the preference shareholders with restored voting rights and its number of shares	No

2.3	Total number of preference shareholders, particulars of the top ten preference shareholders and the top ten preference shareholders holding the Company’s tradable preference shares not subject to selling restrictions as at the end of the reporting period

☐  Applicable    ☒  Not applicable

3    Major Events

3.1	Significant changes in major accounting items and financial indicators of the Company and the reasons for such changes

☒  Applicable     ☐  Not applicable

In the first quarter of 2018, the Company and its controlling subsidiaries have operated 767 aircraft in total, with revenue passengers carried of 61.857 billion passenger kilometer, representing a year on year growth of 10.76%. Passengers carried reached 33,250.5 thousand, representing a year on year growth of 9.79%. Cargo and mail carried reached 397.6 thousand tonnes, representing a year on year growth of 2.96%. Passenger load factor reached 82.39% and the overall load factor reached 69.38%.    For details of the key operation data of the first quarter of the Company, please refer to the “Announcement of the key data of China Southern Airline in March 2018” published on China Securities Journal, Shanghai Securities News, Securities Times and the website of the Shanghai Stock Exchange (www.sse.com.cn) on 14 April 2018.

In the first quarter of 2018, under the effort of the senior management and all the staff of the Company, the Company kept on performing well, reaching an operation revenue of RMB 34.101 billion, representing a year on year growth of 10.10%; profit before tax reached RMB 3.728 billion, representing a year on year growth of 58.10%; net profit attributable to shareholders of the listed company reached 2.544 billion, representing a year on year growth of 64.13%. In the first quarter of 2018, the Company realized an earning of 0.25 RMB per share, representing a year on year growth of 56.25%.

3.1.1	Significant changes in major items in consolidated balance sheet:

Unit: million     Currency: RMB

Items	31 March 2018	31 December 2017	Increase/ (decrease) (%)	Main reason(s) for the change
Derivative financial liabilities	292	64	356.25%	Mainly due to the fair value change of derivative financial liabilities in the reporting period
Employee benefits payable	1,997	3,366	-40.67%	Mainly due to the payment of performance salary for the year ended 31 December 2017 in the reporting period
Taxes payable	1,795	1,182	51.86%	Mainly due to the accrual of income tax which was not paid as of the end of the reporting period
Non-current liabilities due within one year	21,823	16,785	30.01%	Mainly due to the increase in the portion of bonds payable which are repayable within one year
Bonds payable	9,698	14,696	-34.01%	Mainly due to the increase in the portion of bonds payable which are repayable within one year, resulting to a corresponding decrease in the long term portion bonds payable
Other comprehensive income	402	278	44.60%	Mainly due to the impact of the application of new financial instrument standards in the reporting period

3.1.2	Significant changes in major items in consolidated income statement:

Unit: million     Currency: RMB

Items	Three months ended 31 March 2018	Three months ended 31 March 2017 (After adjustment)	Increase/ (decrease) (%)	Main reason(s) for the change
Financial expenses	-598	577	-203.64%	Mainly due to the appreciation of RMB against foreign currency in the reporting period
Income arising from changes in fair value	-228	—	100.00%	Mainly due to the fair value change of derivative financial liabilities in the reporting period
Other income	208	145	43.45%	Mainly due to the increase of government grants for routes received in the reporting period
Income tax	866	518	67.18%	Mainly due to the increase in profit before tax for the reporting period

3.1.3	Significant changes in major items in consolidated cash flow statement:

Unit: million     Currency: RMB

Items	Three months ended 31 March 2018	Three months ended 31 March 2017 (After adjustment)	Increase/ (decrease) (%)	Main reason(s) for the change
Payment for other operating activities	460	258	78.29%	Mainly due to the increase in payment of deposit in the reporting period
Net proceeds from disposal of fixed assets, intangible assets and other long-term assets	1,688	1,237	36.46%	Mainly due to the increase of Xiamen Airlines Co., Ltd.’s receipt of payment for transfer of aircraft purchase quota in the reporting period
Payment for acquisition of fixed assets, intangible assets and other long-term assets	2,864	1,757	63.01%	Mainly due to the increase in the payment for purchase of aircraft and construction of Beijing New Airport in the reporting period
Proceeds from issuance of bonds	—	1,002	-100.00%	There was no issuance of corporate bonds in the reporting period

Others:

1.	Significant changes in accounting policies

According to the requirements of the revised accounting standards issued by the Ministry of Finance (MOF), which including CAS No.22 – Financial Instruments: Recognition and Measurement (Caikuai [2017] No.7), CAS No.23 – Transfer of Financial Assets (Caikuai [2017] No.8), CAS No.24 – Hedge Accounting (Caikuai [2017] No.9), CAS No.37 – Financial instruments: Presentation and Disclosures (Caikuai [2017] No.14), (together referred to as “ the new financial instruments standards”), and CAS No. 14 — Revenue (Caikuai [2017] No.22) (“the new revenue standard”), the Group adopted these standards since 1 January 2018.

2.	Impact of changes in accounting policies to opening balances

On initial application of the above new accounting standards, the Company has credited the opening balance of owners’ equity by RMB711 million.

The Group made changes in accounting policies based on related regulations issued by MOF up to the date of announcement of this report. However, the Group would further review the changes in accounting policies and related significant judgments and estimates if the MOF issues further guidance or interpretations related to the above revised accounting standards. Such review and relevant adjustments may differ from the figures disclosed in this quarterly financial report.

According to the new financial instruments standards and based on the information of the investees made available to the Group as of the date of this initial application of the standards, the Group has reassessed the measurement of existing equity securities, and will involve professional valuation experts to assess the fair value of such equity securities. The Group will closely monitor the process of the valuation, the result of which may indicate an impact that differs from the figures disclosed in this quarterly financial report.

3.2	Analysis and explanation of the development of major events and their impact and proposal as to the solutions

☒  Applicable    ☐  Not applicable

In 2017, the Company initiated the project in relation to the non-public issuance of shares, and held the 15th and 17th meeting of seven session of the Board on 26 June 2017 and 19 September 2017, respectively, considering and approving a series of resolutions in respect of the proposed non-public issuance of A Shares to not more than 10 specific investors (including China Southern Air Holding Limited Company (“CSAH”); and the proposed non-public issuance of H Shares to Nan Lung (or other wholly-owned subsidiary designated by CSAH). Please refer to the related announcements of the Company published on China Securities Journal, Shanghai Securities News, Securities Times and the website of the Shanghai Stock Exchange on 27 June 2017 and 20 September 2017, respectively, for details.

As of 8 February 2018, the Company successively received the approvals from State-owned Assets Supervision and Administration Commission of the State Council of the PRC regarding the non-public issuance of shares and the feedback from the China Securities Regulatory Commission (the “CSRC”) in respect of the Company’s non-public issuance of shares. The Company provided written responses to the feedback from the CSRC and publicly disclosed the responses. For details, please refer to the related announcements of the Company published on China Securities Journal, Shanghai Securities News, Securities Times and the website of the Shanghai Stock Exchange on 31 October 2017, 22 December 2017 and 8 February 2018, respectively.

On 16 March 2018, the Company published the “Announcement in relation to Approval by the CSRC of the Application for the Non-public Issuance of Overseas Listed Foreign Shares (H Shares) of the Company” where the CSRC has approved the Company to issue new overseas listed foreign shares of not more than 600,925,925 shares. For details, please refer to relevant announcement published by the Company on China Securities Journal, The Shanghai Securities Journal, Securities Times and the website of Shanghai Stock Exchange on 16 March 2018.

Until now, the aforesaid non-public issuance of shares is still in the progress of review by the CSRC. The Company will continue to fulfill its disclosure obligations pursuant to relevant requirements.

3.3	Undertakings of overdue performance during the reporting period

☐  Applicable    ☒  Not applicable

3.4	Warning in respect of, and the reason for, the forecast of a probable loss in respect of the accumulated net profit from the beginning of the financial year to the end of the next reporting period or any significant changes as compared to the corresponding period of the previous year

☐  Applicable    ☒  Not applicable

By order of the Board
China Southern Airlines Company Limited Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

27 April 2018

As at the date of this announcement, the Directors include Wang Chang Shun, Tan Wan Geng and Zhang Zi Fang as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

4.	APPENDIX

4.1	Financial Statements

Consolidated Balance Sheet

As at 31 March 2018

Prepared by: China Southern Airlines Company Limited

Unit: Million     Currency: RMB Unaudited

Items	31 March 2018	31 December 2017
Current assets:
Cash at bank and on hand	6,289	7,250
Settlement reserves fund
Deposits with banks and other financial institutions
Financial assets at fair value through profit or loss
Derivative financial assets
Bills receivable	24	18
Accounts receivable	3,365	2,672
Prepayments	1,243	1,358
Premiums receivable
Receivables from reinsurers
Provisions for reinsurance contracts
Interest receivable
Dividends receivable		4
Other receivables	1,275	1,156
Purchase of financial assets resold
Inventories	1,737	1,622
Assets classified as held for sale		8
Non-current assets due within one year
Other current assets	3,306	3,796
Total current assets	17,239	17,884

Non-current assets:
Entrusted loans and advances
Available-for-sale financial assets		725
Financial assets at fair value through profit or loss	95
Financial assets at fair value through other comprehensive income	829
Held-to-maturity investments
Long-term receivables
Long-term equity investments	4,260	4,045
Investment properties	547	524
Fixed assets	159,055	158,255
Construction in progress	31,520	30,193
Construction materials

Fixed assets to be disposed of
Bearer biological assets
Oil and gas assets
Intangible assets	3,278	3,334
Development costs
Goodwill
Long-term deferred expenses	596	610
Deferred tax assets	1,567	1,698
Other non-current assets	1,039	1,061
Total non-current assets	202,786	200,445
Total assets	220,025	218,329

Current liabilities:
Short-term loans	18,514	20,626
Borrowings from central bank
Deposits from customers and other banks
Advances from banks and other financial institutions
Financial liabilities at fair value through profit or loss
Derivative financial liabilities	292	64
Bills payable
Accounts payable	14,054	13,432
Sales in advance of carriage	6,283	7,853
Financial assets sold under agreements repurchase
Handling charges and commissions payable
Employee benefits payable	1,997	3,366
Taxes payable	1,795	1,182
Interest payable	604	740
Dividends payable	1	1
Other payables	4,936	5,528
Amounts due to reinsurers
Reserves on insurance contracts
Securities trading agency fees
Securities underwriting fees
Liabilities classified as held for sale
Non-current liabilities due within one year	21,823	16,785
Other current liabilities
Total current liabilities	70,299	69,577

Non-current liabilities:
Long-term loans	6,897	6,023
Bonds payable	9,698	14,696
Including: Preference shares
Perpetual bonds
Long-term payables	60,574	59,583

Long-term employee benefits payable	1	3
Special payables
Provisions
Deferred income	3,108	2,902
Deferred tax liabilities	594	572
Other non-current liabilities	3,019	2,808
Total non-current liabilities	83,891	86,587
Total liabilities	154,190	156,164

Owners’ equity
Share capital	10,088	10,088
Other equity instruments
Including: Preference shares
Perpetual bonds
Capital reserve	15,115	15,115
Less: Treasury shares
Other comprehensive income	402	278
Specific reserve
Surplus reserve	2,449	2,449
Provision for ordinary risks
Retained earnings	24,817	21,664
Total equity attributable to shareholders of the Company	52,871	49,594
Non-controlling interests	12,964	12,571
Total owners’ equity	65,835	62,165
Total liabilities and owners’ equity	220,025	218,329

Legal Representative of the Company: Mr. Wang Chang Shun

Responsible person of the finance work: Mr. Tan Wan Geng Responsible person of the accounting department: Mr. Xiao Li Xin

Balance Sheet of the Company

As at 31 March 2018

Prepared by: China Southern Airlines Company Limited

Unit: Million     Currency: RMB Unaudited

Items	31 March 2018	31 December 2017
Current assets:
Cash at bank and on hand	3,285	4,716
Financial assets at fair value through profit or loss
Derivative financial assets
Bills receivable
Accounts receivable	2,578	2,076
Prepayments	524	756
Interest receivable
Dividends receivable		4
Other receivables	1,502	1,146
Inventories	1,091	1,024
Assets classified as held for sale
Non-current assets due within one year
Other current assets	2,605	3,047
Total current assets	11,585	12,769

Non-current assets:
Available-for-sale financial assets		126
Financial assets at fair value through profit or loss	25
Financial assets at fair value through other comprehensive income	292
Held-to-maturity investments
Long-term receivables
Long-term equity investments	12,218	11,899
Investment properties	481	462
Fixed assets	121,817	122,475
Construction in progress	22,517	20,432
Construction materials
Fixed assets to be disposed of
Bearer biological assets
Oil and gas assets
Intangible assets	1,629	1,669
Development costs
Goodwill
Long-term deferred expenses	247	254
Deferred tax assets	1,532	1,661
Other non-current assets	552	569
Total non-current assets	161,310	159,547
Total assets	172,895	172,316

Current liabilities:
Short-term loans	16,951	18,371
Financial liabilities at fair value through profit or loss
Derivative financial liabilities	292	64
Bills payable

Accounts payable	9,848	9,516
Sales in advance of carriage	5,235	6,634
Employee benefits payable	1,305	2,514
Taxes payable	1,384	943
Interest payable	461	657
Dividends payable
Other payables	7,909	8,044
Liabilities classified as held for sale
Non-current liabilities due within one year	19,932	14,795
Other current liabilities
Total current liabilities	63,317	61,538

Non-current liabilities:
Long-term loans	6,120	5,170
Bonds payable	5,000	10,000
Including: Preference shares
Perpetual bonds
Long-term payables	51,644	51,848
Long-term employee benefits payable		2
Special payables
Provisions
Deferred income	2,511	2,321
Deferred tax liabilities
Other non-current liabilities	2,393	2,223
Total non-current liabilities	67,668	71,564
Total liabilities	130,985	133,102

Owners’ equity
Share capital	10,088	10,088
Other equity instruments
Including: Preference shares
Perpetual bonds
Capital reserve	15,023	15,023
Less: Treasury shares
Other comprehensive income	205	48
Specific reserve
Surplus reserve	2,449	2,449
Retained earnings	14,145	11,606
Total owners’ equity	41,910	39,214
Total liabilities and owners’ equity	172,895	172,316

Legal Representative of the Company: Mr. Wang Chang Shun

Responsible person of the finance work: Mr. Tan Wan Geng Responsible person of the accounting department: Mr. Xiao Li Xin

Consolidated Income Statement

For the three months ended 31 March 2018

Prepared by: China Southern Airlines Company Limited

Unit: Million   Currency: RMB Unaudited

Items	Three months ended 31 March 2018	Three months ended 31 March 2017 (After adjustments)	Three months ended 31 March 2017 (Before adjustments)
1. Total revenue	34,101	30,973	30,969
Including: Operating income	34,101	30,973	30,969
Interest income
Premiums earned
Fees and commission income
2. Total operating costs	31,029	29,356	29,352
Including: Cost of sales	29,168	26,404	26,402
Interest expenses
Fees and commission expenses
Returned premium
Net compensation expenses
Net provision for insurance contract
Insurance policy dividend expenses
Reinsurance expenses
Taxes and surcharges	56	40	40
Selling and distribution expenses	1,637	1,593	1,592
General and administrative expenses	766	742	741
Financial expenses	-598	577	577
Assets impairment losses
Add: Gains/(losses) arising from changes in fair value (“-” for losses)	-228
Investment income (“-” for losses)	216	226	226
Including: Share of profit of associates and joint ventures	215	226	226
Gains/(losses) on disposal of property, plant and equipment and construction in progress	223	183
Exchange gains (“-” for losses)
Other income	208	145
3. Operating profit (“-” for losses)	3,491	2,171	1,843
Add: Non-operating income	255	198	526
Less: Non-operating expenses	18	11	11
4. Total profits (“-” for losses)	3,728	2,358	2,358
Less: Income tax expenses	866	518	518
5. Net profit (“-” for net losses)	2,862	1,840	1,840
Net profit attributable to shareholders of the Company	2,544	1,550	1,550
Non-controlling interests	318	290	290
6. Other comprehensive income, net of tax	25	16	16
Other comprehensive income (net of tax) attributable to shareholders of the Company	25	14	14

(1) Items that will not be reclassified to profit or loss
1. Remeasurement of defined benefit plan liability
2. Share of other comprehensive income of the equity-accounted investee
(2) Items that may be reclassified to profit or loss:	25	14	14
1. Share of other comprehensive income of the equity-accounted investee
2. Gains or losses arising from changes in fair value of available-for-sale financial assets	-2	2	2
3. Gains or losses arising from reclassification of held-to-maturity investments to available-for-sale financial assets
4. Effective hedging portion of gains or losses arising from cash flow hedging instruments	27	12	12
5. Translation differences arising on translation of foreign currency financial statements
6. Others
Other comprehensive income (net of tax) attributable to non-controlling interests		2	2
7. Total comprehensive income	2,887	1,856	1,856
Attributable to shareholders of the Company	2,569	1,564	1,564
Attributable to non-controlling interests	318	292	292
8. Earnings per share:
(1) Basic earnings per share (RMB/share)	0.25	0.16	0.16
(2) Diluted earnings per share (RMB/share)	0.25	0.16	0.16

Legal Representative of the Company: Mr. Wang Chang Shun

Responsible person of the finance work: Mr. Tan Wan Geng

Responsible person of the accounting department: Mr. Xiao Li Xin

Income Statement of the Company

For the three months ended 31 March 2018

Prepared by: China Southern Airlines Company Limited

Unit: Million     Currency: RMB Unaudited

Items	Three months ended 31 March 2018	Three months ended 31 March 2017 (After adjustments)	Three months ended 31 March 2017 (Before adjustments)
1. Total revenue	23,431	21,527	21,527
Less: Cost of sales	19,999	18,543	18,543
Taxes and surcharges	27	17	17
Selling and distribution expenses	1,120	1,078	1,078
General and administrative expenses	463	458	458
Financial expenses	-607	493	493
Assets impairment losses
Add: Gains/(losses) arising from changes in fair value (“-” for losses)	-228
Investment income (“-” for losses)	211	220	220
Including: Share of profit of associates and joint ventures	211	220	220
Gains/(losses) on disposal of property, plant and equipment and construction in progress	12	22
Other income	52	115
2. Operating profit (“-” for losses)	2,476	1,295	1,158
Add: Non-operating income	205	138	275
Less: Non-operating expenses	11	9	9
3. Total profits (“-” for losses)	2,670	1,424	1,424
Less: Income tax expenses	615	302	302
4. Net profit (“-” for net losses)	2,055	1,122	1,122
(1) Continuous net operation profit (“-” for net losses)	2,055	1,122	1,122
(2) Termination net operation profit (“-” for net losses)
5. Other comprehensive income, net of tax	26	12	12
(1) Items that will not be reclassified to profit or loss
1. Remeasurement of defined benefit plan liability
2. Share of other comprehensive income of the equity-accounted investee
(2) Items that may be reclassified to profit or loss:	26	12	12
1. Share of other comprehensive income of the equity-accounted investee

2. Gains or losses arising from changes in fair value of available-for-sale financial assets	-1
3. Gains or losses arising from reclassification of held-to-maturity investments to available-for-sale financial assets
4. Effective hedging portion of gains or losses arising from cash flow hedging instruments	27	12	12
5. Translation differences arising on translation of foreign currency financial statements
6. Others
6. Total comprehensive income	2,081	1,134	1,134
7. Earnings per share:
(1) Basic earnings per share (RMB/share)
(2) Diluted earnings per share (RMB/share)

Legal Representative of the Company: Mr. Wang Chang Shun

Responsible person of the finance work: Mr. Tan Wan Geng Responsible person of the accounting department: Mr. Xiao Li Xin

Consolidated Cash Flow Statement

For the three months ended 31 March 2018

Prepared by: China Southern Airlines Company Limited

Unit: Million     Currency: RMB Unaudited

Items	Three months ended 31 March 2018	Three months ended 31 March 2017 (After adjustments)	Three months ended 31 March 2017 (Before adjustments)
1. Cash flows from operating activities:
Proceeds from sale of goods and rendering of services	36,343	31,303	31,303
Net increase in customer deposits and deposits in other banks
Net increase in borrowings from central bank
Net increase in advances from other financial institutions
Cash received from original insurance policy premium
Net cash received from reinsurance operations
Net increase in policyholders’ deposits and investment
Net increase in disposal of financial assets at fair value through profit or loss
Interest, fees and commissions received in cash
Net increase in advances from banks and other financial institutions
Net increase in repurchase of business funds
Refund of taxes and surcharges	80	40	40
Proceeds from other operating activities	343	412	412
Sub-total of operating cash inflows from operating activities	36,766	31,755	31,755
Payment for goods and services	23,877	21,082	21,082
Net increase in customers deposits and advances
Net increase in deposits with Central Bank and other banks
Compensation paid pursuant to original insurance contract and settled in cash
Interest, fees and commission paid in cash
Insurance policy dividend paid by cash
Payment to and for employees	7,163	6,838	6,836
Payment of taxes and surcharges	750	758	758
Payment for other operating activities	460	258	222

Sub-total of cash outflows from operating activities	32,250	28,936	28,898
Net cash flows from operating activities	4,516	2,819	2,857

2. Cash flows from investment activities:
Proceeds from disposal of investments
Investment income received	4	4	4
Net proceeds from disposal of fixed assets, intangible assets and other long-term assets	1,688	1,237	1,237
Net proceeds from disposal of subsidiaries and other business units
Proceeds from other investing activities	27	19	19
Sub-total of cash inflows from investing activities	1,719	1,260	1,260
Payment for acquisition of fixed assets, intangible assets and other long-term assets	2,864	1,757	1,757
Payment for acquisition of investments
Net increase in pledged loans
Net payment for acquisition of subsidiaries and other business units
Payment for other investing activities
Sub-total of cash outflows from investment activities	2,864	1,757	1,757
Net cash flows from investing activities	-1,145	-497	-497

3. Cash flows from financing activities:
Proceeds from investors	72	104	104
Including: Proceeds from non-controlling shareholders of subsidiaries	72	104	104
Proceeds from borrowings	8,191	10,830	10,830
Proceeds from issuance of bonds		1,002	1,002
Proceeds from other financing activities
Sub-total of cash inflows from financing activities	8,263	11,936	11,936
Repayments of borrowings	11,676	13,102	13,102
Payment for dividends, profit distributions or interest	857	818	818
Including: Dividends and profits paid to non-controlling shareholders of subsidiaries		1	1
Payment for other financing activities
Sub-total of cash outflows from financing activities	12,533	13,920	13,920

Net cash flows from financing activities	-4,270	-1,984	-1,984

4. Effect of changes in exchange rate on cash and cash equivalents	-55	-2	-2

5. Net increase in cash and cash equivalents	-954	336	374
Add: Cash and cash equivalents at the beginning of the period	7,139	4,760	4,720

6. Cash and cash equivalents at the end of the period	6,185	5,096	5,094

Legal Representative of the Company: Mr. Wang Chang Shun

Responsible person of the finance work: Mr. Tan Wan Geng Responsible person of the accounting department: Mr. Xiao Li Xin

Cash Flow Statement of the Company

For the three months ended 31 March 2018

Prepared by：China Southern Airlines Company Limited

Unit: Million     Currency: RMB Unaudited

Items	Three months ended 31 March 2018	Three months ended 31 March 2017
1. Cash flows from operating activities:
Proceeds from sale of goods and rendering of services	25,416	22,258
Refund of taxes and surcharges	80
Proceeds from other operating activities	195	333
Sub-total of operating cash inflows from operating activities	25,691	22,591
Payment for goods and services	15,196	14,560
Payment to and for employees	5,461	5,365
Payment of taxes and surcharges	481	451
Payment for other operating activities	414	183
Sub-total of cash outflows from operating activities	21,552	20,559
Net cash flows from operating activities	4,139	2,032

2. Cash flows from investment activities:
Proceeds from disposal of investments
Investment income received	4	4
Net proceeds from disposal of fixed assets, intangible assets and other long-term assets	460	231
Net proceeds from disposal of subsidiaries and other business units
Proceeds from other investing activities	19	14
Sub-total of cash inflows from investing activities	483	249
Payment for acquisition of fixed assets, intangible assets and other long-term assets	2,549	2,008
Payment for acquisition of investments	108	156
Net payment for acquisition of subsidiaries and other business units
Payment for other investing activities
Sub-total of cash outflows from investment activities	2,657	2,164
Net cash flows from investing activities	-2,174	-1,915

3. Cash flows from financing activities:
Proceeds from investors
Proceeds from borrowings	7,334	8,800
Proceeds from other financing activities		1,000
Sub-total of cash inflows from financing activities	7,334	9,800
Repayments of borrowings	9,872	9,253
Payment for dividends, profit distributions or interest	803	698

Payment for other financing activities
Sub-total of cash outflows from financing activities	10,675	9,951
Net cash flows from financing activities	-3,341	-151
4. Effect of changes in exchange rate on cash and cash equivalents	-55	-2

5. Net increase in cash and cash equivalents	-1,431	-36
Add: Cash and cash equivalents at the beginning of the period	4,631	3,120

6. Cash and cash equivalents at the end of the period	3,200	3,084

Legal Representative of the Company: Mr. Wang Chang Shun

Responsible person of the finance work: Mr. Tan Wan Geng

Responsible person of the accounting department: Mr. Xiao Li Xin

4.2	Audited Report

☐  Applicable     ☒  Not applicable